Exhibit 12

WHITING PETROLEUM CORPORATION

FORM S-3 REGISTRATION STATEMENT

Calculation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Fixed Charges:
Interest Expensed	$6,766	$8,086	$10,867	$10,233	$7,549	$5,384
Interest Capitalized	—	—	—	210	—	—
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	2,825	1,091	71	—	—	—
Estimate of Interest Within Rental Expense (1)	138	209	183	165	105	98
Preference Security Dividend Requirements of Subs	—	—	—	—	—	—

Total Fixed Charges	$9,729	$9,386	$11,121	$10,608	$7,654	$5,482

Earnings:
Pre-tax Income from Continuing Operations	$60,955	$36,139	$11,952	$54,337	$45,361	$12,726
Fixed Charges (above)	9,729	9,386	11,121	10,608	7,654	5,482
Amortization of Capitalized Interest	15	21	21	—	—	—
Distributed Income of Equity Investees	—	—	—	—	—	—
Whiting Share of Pre-tax losses of Equity Investees	—	—	—	—	—	—
Less
Interest Capitalized	—	—	—	(210)	—	—
Preference Security Dividend Requirements of Subs.	—	—	—	—	—	—
Minority Interest in Pre-tax income of Subs	—	—	—	—	—	—
Total earnings	$70,699	$45,546	$23,094	$64,735	$53,015	$18,208

Ratio of Earnings to Fixed Charges (unaudited)	7.27	4.85	2.08	6.10	6.93	3.32

(1)	Estimated at 20% of rental expense.